

ARGENTINA PROSPECTS
CONTRACT AND CONFIDENTIALITY AGREEMENT

THIS AGREEMENT is entered into this ___11ᵗʰ__ day of
___May_____ , 200_0_ , by and between DR. NORMAN E. HAIMILA
for AURORA PROJECTS INTERNATIONAL, (hereinafter referred to
as the "Disclosing Party") and,__Chet Idziszek_____
for__Mintech Group_____ (hereinafter referred to as the
"Receiving Party").

1.   In connection with the evaluation by the Receiving Party
     and the possible acquisition by the Receiving Party, or
     any of its Affiliates, as defined in Paragraph 4, of certain
     petroleum exploration and production rights held by the
     Government of Argentina or of any of the Provinces thereof
     or by any person contracting for hydrocarbon rights
     therewith ("Contractor") and containing prospects
     indentified in Schedule "B" (each of which is hereinafter
     referred to as the "Prospect") with potential reserves
     of hydrocarbons, the location of which having been
     determined by the Disclosing Party, certain confidential
     information which is proprietary, relating to the Prospect
     which includes, but is not necessarily limited to geological
     and geophysical data, maps, models and interpretations
     and may also include commercial, contractual and financial
     information (hereinafter referred to as the
     "Confidential Information"). The Disclosing Party shall
     also, at the request of the Receiving Party, perform
     such services as are necessary in order to enable the
     Receiving Party to evaluate prospects in Argentina which
     have been identified by the Disclosing Party and each
     Party; shall be bound by Paragraphs 2,3,4,5 and 6, mutatis
     mutandis.

2.   In consideration of the disclosure referred to in
     Paragraph 1 thereof, the Receiving Party agrees that the
     Confidential Information shall be kept strictly confidential
     and shall not be sold, traded, published, or otherwise
     disclosed to anyone .in any manner whatsoever, including
     by means of photocopy, reproduction, or electronic
     scanning, without the Disclosing Party's prior written
     consent, except as provided in Paragraphs 3, 4, and 5 below.

3.   The Receiving Party may disclose the Confidential
     Information without the Disclosing Party's prior written
     consent only to the extent such information:

     (a) is already known to the Receiving Party as of the
          date of disclosure hereunder;



(b) is already in possession of the public or becomes available to the public other than through the act or omission of the Receiving Party;

(c) is required to be disclosed under applicable law or by a governmental order, decree, regulation or rule (provided that the Receiving Party shall give written notice to the Disclosing Party prior to such disclosure); or

(d) is acquired independently from a third party that represents that it has the right to disseminate such information at the time it is acquired by the Receiving Party.

4. The Receiving Party may disclose the Confidential Information without the Disclosing Party's prior written consent to an Affiliated Company (as hereinafter defined), provided that the Receiving Party guarantees the adherence of such Affiliated Company to the terms of this Agreement. "Affiliated Company" shall mean any company or legal entity which (a) controls either directly or indirectly a party, or (b) which is controlled directly or indirectly by such party, or (c) is directly or indirectly controlled by a company or entity which directly or indirectly controls such party. "Control" means the right to exercise 50% or more of the voting rights in the appointment of the directors of such company.

5. The Receiving Party shall be entitled to disclose the Confidential Information without the Disclosing Party's prior written consent to such of the following persons who have a clear need to know in order to evaluate the Prospect:

(a) employees, officers and directors of the Receiving Party;

(b) employees, officers and directors of an Affiliated Company;

(c) any professional consultant or agent retained by the Receiving Party for the purpose of evaluating the Confidential Information.

(d) any other person or company who becomes a participant with the Receiving Party, in the Prospect.



Prior to making any such disclosures to persons under subparagraphs (c) and (d) above, however, the Receiving Party shall obtain an undertaking of confidentiality, in the form and content substantially as in this Agreement, from each such person or company.

6. The Receiving Party shall be responsible for ensuring that all persons to whom the Confidential Information is disclosed under this Agreement shall keep such information confidential and shall not disclose or divulge the same to any unauthorized person.

7. If the Receiving Party declines to make application to the appropriate agencies of the Government of Argentina or any of the Provinces thereof, to acquire the petroleum exploration and production rights to the Prospects or to farm-in on an Operating Contract for the hydrocarbon rights therein, the confidentiality obligations set forth in this Agreement shall terminate three (3) years after the date of this Agreement and the Receiving Party shall take no other action to acquire the petroleum exploration and production rights to the Prospect within that same three (3) year period. Furthermore, the Confidential Information shall be returned to the Disclosing Party within ten (10) days of the execution of this Agreement.

8. If the Receiving Party elects to acquire or assigns to an Affilitate Company the right to acquire the petroleum exploration and production rights to the Prospect, the Disclosing Party may at the request of the Receiving Party perform such services as are necessary in order to enable the Receiving Party to evaluate the Prospect for a per diem rate in accordance with Schedule "A" attached hereto and made a part hereof; and subsequently if:

   (a) the Receiving Party acquires the petroleum exploration and production rights to the Prospect, the Disclosing Party shall receive an Acquisition Fee also in accordance with Schedule "A"; and when:

   (b) the Receiving Party is successful in discovering hydro- carbons within the Prospect, the Disclosing Party shall receive a Success Bonus in accordance with Schedule "A".



9.   If the Receiving Party elects to acquire or assigns to
     an Affiliate Company the right to acquire the petroleum
     exploration and production rights to the Prospect it shall
     so notify the Disclosing Party in writing within 10 working
     days and shall make application to the appropriate agencies
     of the Government of Argentina or any of the Provinces
     thereof or the Contractor within one hundred twenty (120)
     days (which period may be extended at the request of the
     Receiving Party with the consent of the Disclosing Party)
     or otherwise the rights to the Prospect revert to the
     Disclosing Party. If the Prospect is currently unavailable
     for acquisition from the Government of Argentina or any
     of the Provinces thereof or the Contractor and the
     Consulting Fee assigned to the Prospect has met or exceeded
     the anticipated Acquisition Fee on the Prospect, the
     Receiving Party will have the rights to the Prospect for
     a period of three (3) years from the date of the
     notification in writing or until the Prospect becomes
     available, to the Public, for acquisition if less than
     three (3) years. Once the Prospect becomes available for
     acquisition if the period is less than three (3) years,
     the Receiving Party shall make application to the
     appropriate agencies of the Government of Argentina or
     any of the Provinces thereof or the Contractor within one
     hundred twenty (120) days or otherwise the rights to the
     Prospect revert to the Disclosing Party. While the
     Receiving Party is attempting to acquire the Prospect the
     Disclosing Party shall not offer or disclose it to any
     other person.

10. The Disclosing Party hereby represents and warrants that
     it has the right and authority to disclose the Confidential
     Information to the Receiving Party. The Disclosing Party,
     however, makes no representations or warranties, express
     or implied, as to the quality, accuracy and completeness
     of the Confidential Information disclosed hereunder, and
     the Receiving Party expressly acknowledges the inherent
     risk of error in the acquisition processing and
     interpretation of geological and geophysical data. The
     Disclosing Party, its Affiliated Companies, their officers,
     directors and employees shall have no liability whatsoever
     with respect to the use of or reliance upon the Confidential
     Information by the Receiving Party.



11. (a) This Agreement shall be governed by and interpreted in accordance with international standards and the laws of the province of British Columbia, Canada.

    (b) Any dispute, controversy or claim arising out of or in relation to this Agreement, or the breach, termination or invalidity thereof shall be settled by a court of competent jurisdiction. The award of the court shall be final and binding upon the parties.

12. No amendments, changes or modifications to this Agreement shall be valid except if the same are in writing and signed by a duly authorized representative of each of the Parties hereto.

13. This Agreement comprises the full and complete agreement of the Parties hereto with respect to the disclosure of the Confidential Information and supersedes and cancels all prior communications, understandings and agreements between the Parties hereto, whether written or oral, expressed or implied.

    IN WITNESS WHEREOF, the duly authorized representatives of the Parties have caused this Agreement to be executed on the date first written above.

    DISCLOSING PARTY _____

    RECEIVING PARTY _____



SCHEDULE "A"

CONSULTING FEE - DR. NORMAN E. HAIMILA representing the
Disclosing Party will be retained to act as geological consultant
to assist in the acquisition and exploration of one or more
hydrocarbon plays or prospects located in Argentina at a per
diem rate of $500.00 USD.

ACQUISITION FEE - Each Prospect or Property acquired will entitle
the Disclosing Party to receive a sum of USD $10000 less any
accrued value of CONSULTING FEES assigned to that Prospect or
Property up to and including that same USD $10000. The accrued
CONSULTING FEE, however may exceed the USD $10000 ACQUISITION
FEE.

SUCCESS BONUS - The SUCCESS BONUS may take the form of either
of the following two (2) options:

        Option I - In the event of a successful discovery on the
                   Prospects disclosed by the Disclosing Party,
                   the Disclosing Party earns a 1.0% GROSS
                   OVERRIDING ROYALTY INTEREST (GORRI) on all
                   products including the hydrocarbon produced
                   from those Prospects; or

        Option II - On a successful discovery on the Property
                    disclosed by the Disclosing Party, the
                    Disclosing Party earns 0.50% of the GROSS VALUE
                    OF THE NON-GOVERNMENT SHARE of the anticipated
                    recoverable hydrocarbons (ESTIMATED ULTIMATE
                    RECOVERABLE [EUR]) as determined by a mutually
                    agreed upon independent evaluation and payable
                    at the first production.



SCHEDULE "B"

NEUQUEN PROSPECTS

I   Mulichinco Prospect

II   Los Molles Prospects

III   Tordillo and Quintuco Pinch-out Play

IV   Tordillo and Quintuco Arch Play

OTHER BASIN PROSPECTS

I   Cuyana Prospect

II   Faja Subandina Prospect

III   Tierra Del Fuego Prospects
      (a) Structural Extension
      (b) Arch Onlap

IV   Golfo San Jorge Basin Margin Plays

V   Northern Argentina Chaco Plays
      (a) Combined Structural-Stratigraphic Plays
      (b) Pinch-out Plays